UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Westport Resources Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

961418100

(CUSIP Number)

Gregory F. Pilcher, Esq.

Senior Vice President, General Counsel

and Corporate Secretary

Kerr-McGee Corporation

Kerr-McGee Center

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma  73102

(405) 270-1313

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kerr-McGee Corporation 73-1612389

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 28,670,633

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,670,633

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share ("Westport Common Stock"), of Westport Resources Corporation, a Nevada corporation ("Westport").  The address of the principal executive offices of Westport is 1670 Broadway, Suite 2800, Denver, Colorado 80202.

Item 2.	Identity and Background

This Statement is filed by Kerr-McGee Corporation, a Delaware corporation ("Kerr-McGee").  The address of  the principal business and principal executive offices of Kerr-McGee is 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma, 73102.  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Kerr-McGee is set forth on Attachment A.

Kerr-McGee is an energy and inorganic chemical holding company whose consolidated subsidiaries, joint venture partners and other affiliates have operations throughout the world.

Neither Kerr-McGee, nor, to the best of Kerr-McGee’s knowledge, any of the persons named on Attachment A, has during the last five years:  (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with entering into the Agreement and Plan of Merger, dated as of April 6, 2004, among Kerr-McGee, Kerr-McGee (Nevada) LLC (“Merger Sub”) and Westport (the “Merger Agreement”), Kerr-McGee entered into Voting Agreements, dated as of April 6, 2004 (the “Voting Agreements”), with certain stockholders of Westport named therein (the “Westport Principal Stockholders”), pursuant to which, among other things, each Westport Principal Stockholder, severally and not jointly, has agreed to vote the shares of Westport Common Stock held by such stockholder in favor of the Merger Agreement and has granted Kerr-McGee an irrevocable proxy coupled with an interest to vote such shares of Westport Common Stock in favor of the Merger Agreement.  As a result, Kerr-McGee may be deemed to be the beneficial owner of 28,670,633 shares of Westport Common Stock.  See the response to Item 5.

The descriptions of the Merger Agreement and the Voting Agreements contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1-6.

Item 4.	Purpose of Transaction

The Voting Agreements were entered into as a condition to the willingness of Kerr-McGee to enter into the Merger Agreement and to facilitate the approval of Westport's stockholders required in connection with the merger of Westport with and into Merger Sub (the “Merger”).  In the Merger, Merger Sub will continue as the surviving enitity and will become a wholly owned subsidiary of Kerr-McGee.

In addition to providing for the Merger, the Merger Agreement restricts Westport from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), selling certain assets, changing its capitalization (including by purchasing any of its capital stock or by issuing any capital stock or other voting securities), amending its articles of incorporation or by-laws, paying dividends, incurring indebtedness, making loans or advances to other persons, making certain acquisitions and making certain capital expenditures, and otherwise requires Westport to operate in the ordinary course of business.  The restrictions described in this paragraph are subject to certain exceptions.

Pursuant to the Merger Agreement, the managers of Merger Sub immediately prior to the effective time of the Merger will be the managers of the surviving entity following the Merger.

In connection with the Merger, it is expected that Westport Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

The descriptions of the Merger Agreement and the Voting Agreements contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1-6.

Item 5.	Interest in Securities of the Issuer

As a result of the Voting Agreements, Kerr-McGee may be deemed to be the beneficial owner of 28,670,633 shares of Westport Common Stock, which would represent approximately 42.2% of Westport Common Stock (based on the number of shares outstanding as of April 6, 2004, as set forth in the Merger Agreement).

Under the terms of the Voting Agreements, each Westport Principal Stockholder has agreed, among other things, to vote (i) in favor of the Merger and the adoption of the Merger Agreement and the approval of the other transactions contemplated thereby, and any actions required in furtherance thereof; (ii) against any action or agreement that such stockholder would reasonably expect to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Westport under the Merger Agreement; and (iii) against (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving Westport or any of its subsidiaries (other than the Merger), (B) a sale or transfer of a material amount of assets or capital stock of Westport or any of its subsidiaries or (C) any action that is intended, or would reasonably be expected, to prevent or materially delay or otherwise interfere with the Merger and the other transactions contemplated by the Merger Agreement.  Accordingly, pursuant to the Voting Agreements, Kerr-McGee may be deemed to have acquired shared voting power with respect to the Westport Common Stock subject to the Voting Agreements.

To the best of Kerr-McGee’s knowledge, no shares of Westport Common Stock are beneficially owned by any of the persons named in Attachment A. Neither Kerr McGee nor, to the best knowledge of Kerr-McGee, any person named in Attachment A, has effected any transaction in the Westport Common Stock during the past 60 days.

The descriptions of the Merger Agreement and the Voting Agreements contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1-6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth under Items 3, 4 and 5 above are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:  Agreement and Plan of Merger, dated as of April 6, 2004, by and among Kerr-McGee, Kerr-McGee (Nevada) LLC and Westport Resources Corporation, filed as Exhibit 99.1 to Kerr-McGee’s Current Report on Form 8-K (SEC File No. 1-16619) filed with the SEC on April 8, 2004, and incorporated herein by reference.

Exhibit 2:  Voting Agreement, dated April 6, 2004, among KMG, Belfer Corp., Renee Holdings Partnership, L.P., Vantz Limited Partnership, LDB Two Corp., Belfer Two Corp. and Liz Partners, L.P.,  filed as Exhibit 99.2 to Kerr-McGee’s Current Report on Form 8-K (SEC File No. 1-16619) filed with the SEC on April 8, 2004, and incorporated herein by reference.

Exhibit 3:  Voting Agreement, dated April 6, 2004, among KMG and EQT Investments, LLC, filed as Exhibit 99.3 to Kerr-McGee’s Current Report on Form 8-K (SEC File No. 1-16619) filed with the SEC on April 8, 2004, and incorporated herein by reference.

Exhibit 4:  Voting Agreement, dated April 6, 2004, among KMG and Medicor Foundation, filed as Exhibit 99.4 to Kerr-McGee’s Current Report on Form 8-K (SEC File No. 1-16619) filed with the SEC on April 8, 2004, and incorporated herein by reference.

Exhibit 5:  Voting Agreement, dated April 6, 2004, among KMG and Westport Energy LLC, filed as Exhibit 99.5 to Kerr-McGee’s Current Report on Form 8-K (SEC File No. 1-16619) filed with the SEC on April 8, 2004, and incorporated herein by reference.

Exhibit 6:  Voting Agreement, dated April 6, 2004, among KMG and Donald D. Wolf, filed as Exhibit 99.6 to Kerr-McGee’s Current Report on Form 8-K (SEC File No. 1-16619) filed with the SEC on April 8, 2004, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2004
Date
/s/ Gregory F. Pilcher
Signature
Gregory F. Pilcher/Senior Vice President, General Counsel and Corporate Secretary
Name/Title

Attachment A

Executive Officers and Directors of Kerr-McGee Corporation

The names and titles of the executive officers and the names of the directors of Kerr-McGee and each of their business addresses and principal occupations are set forth below.  If no address is given, the director’s or executive officer’s business address is that of Kerr-McGee.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s position at Kerr-McGee, and each individual is a United States citizen.

EXECUTIVE OFFICERS	POSITION

Luke R. Corbett	Chairman of the Board and Chief Executive Officer

Kenneth W. Crouch	Executive Vice President

David A. Hager	Senior Vice President

Gregory F. Pilcher	Senior Vice President, General Counsel and Corporate Secretary

Carol A. Schumacher	Senior Vice President, Corporate Affairs

Robert M. Wohleber	Senior Vice President and Chief Financial Officer

W. Peter Woodward	Senior Vice President

George D. Christiansen	Vice President, Safety and Environmental Affairs

Frances G. Heartwell	Vice President, Human Resources

John M. Rauh	Vice President and Controller

John F. Reichenberger	Vice President, Deputy General Counsel and Assistant Secretary

Elizabeth T. Wilkinson	Vice President and Treasurer

DIRECTORS	PRESENT PRINCIPAL OCCUPATION; ADDRESS

Luke R. Corbett	(see above)

William E. Bradford	Retired

Sylvia A. Earle	Chair Deep Ocean Exploration and Research, Inc. 12812 Skyline Blvd Oakland, CA 94619

David C. Genever-Watling	President GW Enterprises LLC

Martin C. Jischke	President Purdue UniversityWest Lafayette, Indiana 47907

Leroy C. Richie	Chairman Q Standards Worldwide, Inc.

Matthew R. Simmons	Chairman and Chief Executive Officer Simmons & Company International 700 Louisiana, Suite 5000 Houston, Texas 77002

Ian L. White-Thomson	Retired

Farah M. Walters	Retired